Please withdraw SEC Form 1-A for Samba Brazilian Gourmet Pizza Corporation (SEC File Numbers 024-10645 Filing Number 162017583 & 024-10402 Filing Number 162030585).

Thank you,

Thank you,

Mr. Steven J. Muehler

Samba Brazilian Gourmet Pizza Corporation

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